SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                         ____________________

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                          Genzyme Corporation
                           (Name of Issuer)

                             Common Stock
                    (Title of class of securities)

                              372917 10 4
                            (CUSIP number)

                            Marc L. Berman
                        Swiss Bank Corporation
                        141 West Jackson Blvd.
                        Chicago, Illinois 60604
                            (312) 554-5377
            (Name, address and telephone number of persons
           authorized to receive notices and communications)

                            August 22, 1996
        (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with  the statement
[ ].

                    (continued on following pages)

     1     Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons
           Swiss Bank Corporation (13-5424347)

     2     Check the Appropriate Box if a Member of a Group      (a) [  ]
                                                                 (b) [  ]

     3     SEC Use Only

     4     Source of Funds
                OO

     5     Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Item 2(d) or 2(e)                         [ ]

     6     Citizenship or Place of Organization
                Swiss banking corporation

     7 Number of Shares Beneficially Owned by each Reporting Person with Sole Voting Power
                0

     8      Shared Voting Power
                3,586,128

     9     Sole Dispositive Power
                0

     10    Shared Dispositive Power
                3,586,128

     11    Aggregate Amount Beneficially Owned by Each Reporting Person
                3,586,128

     12    Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares  [  ]

     13    Percent of Class Represented by Amount in Row (11)
                5.02

     14    Type of Reporting Person
                BK

                             SCHEDULE 13D

     Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock (the "Common Stock") of Genzyme Corporation, a Massachusetts corporation ("Genzyme"). The address of Genzyme's principal executive offices is One Kendall Square, Cambridge, Massachusetts 02139.

     Item 2.  Identity and Background.

     This Schedule 13D is filed by:

           Swiss Bank Corporation ("SBC")
           Aeschenplatz 6
           CH-4002 Basel
           Switzerland

     SBC is a Swiss banking corporation and is principally engaged in banking and related activities. The executive officers and directors of SBC are listed on Schedule A to this Schedule 13D.

     This Schedule 13D reflects beneficial ownership by SBC of (a) Common Stock that it owns directly or has the right to purchase upon the exercise of warrants and with respect to which it has, or upon exercise of the warrants would have, shared voting and dispositive power pursuant to an investment advisory agreement with SBC Warburg Inc. under which SBC Warburg Inc. acts as discretionary investment adviser, and (b) Common Stock that is controlled by Brinson Partners, Inc. or Brinson Trust Company (collectively referred to as "Brinson"), indirect subsidiaries of SBC, and with respect to which SBC may be deemed to have shared voting and shared dispositive power.

     (a)-(c)    Not applicable

     (d)-(e) During the last five years, none of SBC and, to SBC's knowledge, the individuals listed on Schedule A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable

Item 3.  Source and Amount of Funds or Other Consideration.

     All of the appproximately $25 million in funds used by SBC to purchase Common Stock and warrants to purchase Common Stock were provided by SBC as part of its routine investment activities. All of the funds used by Brinson to purchase Common Stock were provided by the clients of Brinson from their funds held for investment.

Item 4.  Purpose of Transaction.

     The Common Stock owned by SBC and that it has the right to purchase upon the exercise of warrants was purchased as part of arbitrage strategies under which warrants to purchase Common Stock and other derivatives are bought and sold in connection with the purchase and sale of Common Stock and other securities in order to profit from perceived price differentials.

     The Common Stock controlled by Brinson was purchased for investment purposes on behalf of the accounts of over 130 retirement plans, tax-exempt entities, mutual and collective funds and other investors for whom Brinson acts as discretionary investment adviser.


Item 5.  Interest in Securities of the Issuer.

     As of August 22, 1996:

     (a) SBC was the beneficial owner of an aggregate of 3,586,128 shares of Common Stock, which constituted 5.02% of the outstanding shares of Common Stock based upon the most recent publicly available information regarding Genzyme. The individuals listed on Schedule A do not, to SBC's knowledge, own any Common Stock.

     (b) SBC had shared power to vote (or to direct the vote) and shared power to dispose (or to direct the disposition) of an aggregate of 3,586,128 shares.

     (c) Schedule B describes each of the transactions in Common Stock that was effected during the past sixty days. All transactions in Common Stock occurred on the NASDAQ National Market System, Chicago Stock Exchange, Instinet and/or directly with buying and selling brokers.

     (d) With respect to the Common Stock controlled by Brinson, any dividends from, or proceeds from the sale of, the Common Stock are for the benefit of the ultimate investors, and such investors generally have the right to receive or the power to direct such proceeds.

     (e)   Not applicable


Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

     A portion of the Common Stock for which beneficial ownership by SBC is reported in this Schedule 13D is not currently owned by SBC but is purchasable by SBC upon exercise of publicly traded warrants to purchase Common Stock that were issued by Genzyme Corporation and are owned by SBC.

Item 7.   Material to be Filed as Exhibits.

     None

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                 SWISS BANK CORPORATION



September 3, 1996                By: /s/ Mario Cueni
                                     ---------------------------
                                 Its: Legal Adviser


                                 By: /s/ Roberto Battegay
                                     ---------------------------
                                 Its: Legal Adviser

                             SCHEDULE A


     Set forth below is the name, citizenship, occupation and title of each of the Directors and Executive Officers of SBC. The business address of each such person is c/o Aeschenplatz 6 CH-4002, Basel, Switzerland, except as follows: Mr. Brinson's business address is 209 South LaSalle, Chicago, IL 60604; Mr. Dugan's business address is 141 West Jackson Blvd., Chicago, IL 60604; Mr. Siciliano's and Mr. Solo's business address is Swiss Bank House, 1 Finsbury Avenue, London, EC2M 2PP, England; Mr. Ward's business address is 25/F One Exchange Square, 8 Connaught Place, Central, Hong Kong; Mr. Wojewodzki's business address is Swiss Bank Center, Europastrasse 1, CH-8152 Opfikon, Switzerland.


Name                    Citizenship           Occupation                       Title
- -----                   ------------          -----------                      ------
Georges Blum            Switzerland           Chairman                         Director

Alex Krauer             Switzerland           First Vice-Chairman,             Director
                                              Chairman of the Board and
                                              Managing Director of Ciba
                                              Ltd.

Georg Krneta            Switzerland           Second Vice-Chairman,            Director
                                              Attorney-at-law, Chairman
                                              of the Board of Directors
                                              of Landis & Gyr Ltd.

Christophe Babaiantz    Switzerland           Chief Executive Officer of       Director
                                              Socie'te' Anonyme l'Energie
                                              de I'Ouest-Suisse (EOS)

Peter Bockli            Switzerland           Attorney-at-law                  Director

Luc Bonnard             Switzerland           Executieve Vice President        Director
                                              of Schindler Holding Ltd.

Pierre Borgeaud         Switzerland           Chairman of the Board of         Director
                                              Directors of Sulzer Ltd.

Suzanne Bruschweiler    Switzerland           Chairman of the Board of         Director
                                              SV-Service

Gaston Gaudard          Switzerland           Professor at the                 Director
                                              Universities of Friburg and
                                              Lausanne

Carlos Grosjean         Switzerland           Vice-Chairman of the Board       Director
                                              of Directors of Socie'te'
                                              Suisse de Ciment Portland
                                              S.A.

Jacques-Henri Hubscher  Switzerland           Chairman of the Board of         Director
                                              Directors of Caran d'Arche
                                              S.A.

Rolf Huppi              Switzerland           Chairman of the Board of         Director
                                              Directors of  Zurich
                                              Insurance Company

Hans Peter Ming         Switzerland           Managing Director of Sika        Director
                                              Finanz AG

Rinaldo Riguzzi         Switzerland           Member of Supervisory Board      Director
                                              and Chief Executive Officer
                                              of IVF Internationale
                                              Verbandstaff - FABRIK

Rolf Schauble           Switzerland           Chairman of the Board of         Director
                                              Directors of Bloise-Holding

Georges R. Schorderet   Switzerland           Executive Vice President         Director
                                              and Chief Financial Manager
                                              of SwissAir Swiss Air
                                              Transport Company Ltd.

Jacob Schmidheiny       Switzerland           Chairman of the Board and        Director
                                              Managing Director of
                                              Zurcher Ziegelein Holding

Rolf W. Schweizer       Switzerland           Chief Executive Officer of       Director
                                              Sandoz Ltd.

Marcel Ospel            Switzerland           Group Chief Executive            Group CEO
                                              Officer of SBC

Georges Streichenberg   Switzerland           Deputy Group Chief               Deputy Group CEO
                                              Executive Officer of SBC
                                              Corporate Center

Peter A. Wuffli         Switzerland           Chief Financial Officer of       Chief Financial Officer
                                              SBC Corporate Center

Alberto Togni           Switzerland           Chief Credit Officer of SBC      Chief Credit Officer
                                              Corporate Center

Ernst Balsiger          Switzerland           Head "Private Investors &        Division Head
                                              Asset Management," SBC
                                              Domestic Division

Georges Gagnebin        Switzerland           Deputy Head "Private             Deputy Division Head
                                              Investors & Asset
                                              Management," SBC Domestic
                                              Division

Franz Menotti           Switzerland           Head "Retail," SBC Domestic      Division Head
                                              Division

Hanspeter Bruderli      Switzerland           Head "Logistics," SBC            Division Head
                                              Domestic Division

Thomas K. Esher         Switzerland           Regional Head Zurich,            Regional Head
                                              Eastern Switzerland and
                                              Ticino, SBC Domestic
                                              Division

Bruno Hug               Switzerland           Regional Head Western            Regional Head
                                              Switzerland and Valais, SBC
                                              Domestic Division

Georg Schnell           Switzerland           Regional Head Central and        Regional Head
                                              North-Western Switzerland,
                                              SBC Domestic Division

Johannes A. de Gier     Switzerland           Executive Chairman, SBC          Executive Chairman
                                              Warburg Division

David M. Solo           USA                   Chief Operating Officer,         Chief Operating Officer
                                              SBC Warburg Division

Gary Brinson            USA                   Head "Global Institutional       Division Head
                                              Asset Management," SBC
                                              Warburg Division

George M. Feiger        Switzerland           Head "Investment Banking         Division Head
                                              Operations," Corporate
                                              Finance, SBC Warburg
                                              Division

Markus Granziol         Switzerland           Head "Equities," SBC             Division Head
                                              Warburg Division

Andrew Siciliano        USA                   Head "Foreign Exchange" and      Division Head
                                              "Rates," SBC Warburg
                                              Division

John Dugan              USA                   Regional Chairman North          Regional Chairman
                                              America, SBC Warburg
                                              Division

Rodney G. Ward          Great Britain         Regional Chairman                Regional Chairman
                                              Asia/Pacific, SBC Warburg
                                              Division

Roland H. Wojewodzki    France                Regional Chairman                Regional Chairman
                                              Switzerland and Latin
                                              America, SBC Warburg
                                              Division

                              SCHEDULE B
                              ----------

                    Common Stock Purchased and Sold

Transaction                     Trade Date            Shares               Unit Price
- -----------                     ----------            ------               ----------
BY                                06/03/96             3,300                  57.1250
BY                                06/03/96               700                  57.1250
BY                                06/05/96             1,100                  57.3630
BY                                06/05/96             6,200                  57.3630
BY                                06/06/96             1,400                  57.0000
SL                                06/06/96             5,500                  57.3750
SL                                06/07/96               100                  55.5000
BY                                06/07/96               100                  55.5000
SL                                06/07/96               400                  56.1250
BY                                06/10/96             2,700                  56.5880
SL                                06/10/96             1,200                  57.3750
BY                                06/10/96               100                  56.3750
SL                                06/10/96             1,500                  56.5625
SL                                06/10/96             1,500                  56.5625
SL CANCEL                         06/10/96             1,500                  56.5625
SL                                06/10/96             1,200                  56.3750
SL CANCEL                         06/10/96             1,200                  56.3750
SL                                06/12/96               100                  55.5000
SL                                06/12/96               400                  55.7500
BY                                06/13/96               500                  54.1250
BY                                06/13/96             1,000                  54.1250
BY                                06/14/96             1,500                  52.3750
BY                                06/14/96               400                  53.2500
SL                                06/19/96               100                  53.7500
SL                                06/19/96               600                  53.7500
SL                                06/19/96               100                  53.7500
BY                                06/19/96               800                  53.7500
SL                                06/20/96             3,300                  52.7500
BY                                06/20/96             2,500                  51.7500
BY                                06/20/96             1,000                   51.250
BY                                06/20/96             1,000                  50.7500
BY                                06/21/96             2,500                  51.2500
BY                                06/21/96             2,500                  50.8125
SL                                06/21/96             7,000                  50.7500
BY                                06/21/96             1,500                  50.3750
BY                                06/21/96             1,000                  50.2500
SL                                06/21/96             1,500                  51.0000
BY                                06/21/96             1,500                  51.0000
BY                                06/24/96             1,000                  50.1250
BY                                06/24/96             1,000                  50.0000
SL                                06/24/96               900                  51.0000
BY                                06/24/96               400                  49.7500
BY                                06/24/96               500                  49.8750
SL                                06/24/96             1,200                  51.0000
SL                                06/24/96             2,000                  51.1250
BY                                06/24/96               100                  51.1250
SL                                06/24/96               100                  50.7500
SL                                06/25/96             5,000                  50.8750
SL                                06/25/96               700                  51.2500
SL                                06/26/96             2,600                  50.1250
SL                                06/26/96               500                  50.1250
SL                                06/26/96             2,000                  50.0000
SL                                06/26/96             1,000                  50.8125
BY                                06/26/96             1,000                  49.3125
BY                                06/26/96               500                  49.2500
BY                                06/26/96             1,300                  49.5625
BY                                06/26/96               200                  49.5625
SL                                06/26/96            15,200                  50.1250
SL                                06/28/96               600                  50.2500
SL                                06/28/96               300                  50.2500
SL                                06/28/96               100                  50.2500
SI                                07/01/96             2,900                  51.0000
SI                                07/01/96            38,400                  51.0000
BY                                07/01/96             2,000                  50.6250
SL                                07/01/96             1,600                  51.0000
SI                                07/01/96             1,600                  51.0000
SL                                07/01/96             3,200                  50.3750
BY                                07/01/96               300                  50.3750
BY                                07/02/96             2,800                  50.5000
BY                                07/02/96             3,800                  50.5000
BY                                07/03/96               500                  48.6250
BY                                07/03/96             1,500                  48.7500
BY                                07/03/96             1,200                  48.5000
BY                                07/03/96             3,000                  48.7500
BY                                07/03/96             1,500                  49.6250
BY                                07/03/96             1,500                  49.2500
BY                                07/03/96             1,000                  49.8125
BY                                07/03/96               100                  49.7500
BY                                07/05/96             2,000                  48.0000
BY                                07/05/96               300                  49.0000
BY                                07/08/96             2,500                  45.3750
BY                                07/08/96             1,000                  45.5000
BY                                07/08/96             3,000                  45.1250
BY                                07/08/96             3,500                  45.7500
BY                                07/08/96             1,000                  45.6250
BY                                07/08/96             1,500                  45.0000
BY                                07/08/96             3,500                  44.8750
BY                                07/08/96             4,000                  46.0000
BY                                07/08/96               900                  45.0000
BY                                07/08/96             1,000                  45.1250
BY                                07/08/96             6,000                  46.1250
BY                                07/08/96             3,000                  46.7500
BY                                07/08/96             3,000                  47.0000
BY CANCEL                         07/08/96             3,000                  46.3750
BY                                07/08/96             3,000                  46.6250
BY                                07/08/96             1,000                  46.5000
BY                                07/08/96             1,000                  46.2500
BY                                07/08/96             3,000                  46.3750
BY                                07/08/96             1,000                  46.3750
SL                                07/09/96             1,300                  47.6250
BY                                07/09/96             1,500                  46.8750
SL                                07/09/96               200                  47.7500
SL                                07/09/96             1,500                  47.7500
BY                                07/09/96             1,000                  46.6250
BY                                07/09/96             1,500                  46.7500
SL                                07/09/96               500                  48.0000
SL                                07/09/96               100                  46.8750
SL                                07/09/96               100                  46.8750
SL                                07/09/96               100                  47.5000
SL                                07/09/96               100                  46.8750
SL                                07/09/96               200                  46.8750
SL                                07/09/96               200                  46.8750
SL                                07/09/96               200                  46.8750
BY                                07/10/96             2,000                  46.3750
SL                                07/10/96             1,200                  46.3750
BY                                07/10/96               500                  47.0000
BY                                07/10/96               400                  47.2500
BY                                07/11/96             5,000                  45.0000
BY                                07/12/96             5,000                  46.2800
SL                                07/12/96             1,000                  47.2500
BY                                07/12/96             1,900                  45.5000
SL                                07/12/96               200                  46.7500
SL                                07/15/96             4,000                  47.7500
SL                                07/15/96               400                  47.5000
SL                                07/15/96             2,000                  47.8750
SL                                07/15/96             5,000                  48.0000
BY                                07/15/96               800                  46.7500
SL                                07/15/96             1,100                  46.8750
SL                                07/15/96             2,600                  47.3125
SL                                07/15/96             5,000                  48.2500
SL                                07/15/96             3,000                  47.7500
SL                                07/15/96             6,000                  48.2500
SL CANCEL                         07/15/96             5,000                  48.2500
SL CANCEL                         07/15/96             4,000                  47.7500
SL                                07/15/96             2,000                  48.5000
BY                                07/15/96               800                  46.7500
BY                                07/15/96               100                  47.5000
BY                                07/16/96             2,200                  44.5000
BY                                07/16/96             2,000                  44.5000
BY                                07/16/96             2,000                  43.7500
BY                                07/16/96             2,000                  44.7500
BY                                07/16/96            10,000                  49.7500
BY CANCEL                         07/16/96             3,800                  45.0000
BY                                07/16/96             3,800                  45.1250
BY                                07/16/96             1,500                  43.6250
BY                                07/16/96             3,400                  44.8750
BY                                07/16/96               700                  45.3750
BY                                07/16/96             7,200                  45.5000
BY                                07/16/96             6,300                  45.0000
BY                                07/16/96             3,800                  45.0000
BY                                07/16/96             1,600                  45.0000
BY                                07/16/96             3,500                  45.0000
BY                                07/17/96             8,200                  46.0000
BY                                07/17/96             1,400                  46.0000
SL                                07/17/96             1,000                  47.5000
BY                                07/17/96             1,000                  46.0000
BY                                07/17/96               600                  45.7500
BY                                07/17/96             1,900                  45.5000
BY                                07/17/96               300                  47.0000
SL                                07/18/96             4,000                  50.2500
SL                                07/18/96             2,000                  50.5000
SL                                07/18/96             2,000                  50.0000
BY                                07/18/96             2,000                  48.7500
BY                                07/18/96             5,000                  49.0000
BY                                07/18/96             2,000                  49.0000
SL                                07/18/96             1,000                  48.7500
SL                                07/18/96             1,000                  48.6250
SL                                07/18/96             1,000                  48.8750
SL                                07/18/96             1,000                  49.0000
SL                                07/18/96             3,800                  49.5000
SL                                07/18/96             5,500                  49.2500
SL                                07/18/96             1,000                  48.5000
SL                                07/18/96             2,000                  48.2500
SL                                07/18/96             3,000                  47.7500
SL                                07/18/96             2,000                  49.8750
SL                                07/18/96             1,500                  48.0000
SL                                07/18/96             3,000                  48.1250
SL                                07/18/96             5,000                  48.1250
SL                                07/18/96               200                  49.6250
BY                                07/18/96             1,000                  49.2500
SL                                07/18/96             2,000                  49.7500
SL                                07/18/96               100                  49.5000
BY                                07/19/96             1,000                  48.6250
BY                                07/19/96             1,000                  49.0000
BY                                07/19/96             2,000                  49.0625
BY                                07/19/96             1,600                  48.0000
BY                                07/19/96             3,400                  47.8125
BY                                07/19/96             1,000                  47.8750
BY                                07/19/96             2,000                  47.7500
BY                                07/19/96             2,000                  47.2500
BY                                07/22/96             2,000                  45.2500
BY                                07/22/96             5,000                  45.2500
BY                                07/22/96             8,000                  45.5000
BY                                07/22/96             1,000                  44.7500
BY                                07/22/96             4,000                  45.0000
BY                                07/22/96             2,000                  45.7500
BY                                07/22/96             2,000                  46.2500
BY                                07/22/96             8,000                  46.0000
BY                                07/23/96             1,000                  43.7500
BY                                07/23/96             5,000                  44.0000
BY                                07/23/96             2,000                  43.5000
BY                                07/23/96             4,000                  44.2500
BY                                07/23/96             2,000                  43.0000
BY                                07/23/96             1,000                  92.1250
BY                                07/23/96             1,000                  42.8750
BY                                07/25/96             4,000                  45.5000
BY                                07/25/96             1,000                  45.3750
SL                                07/25/96             2,000                  47.0000
BY                                07/25/96             5,000                  44.7500
BY                                07/25/96             5,000                  45.2500
SL                                07/25/96             2,000                  47.0000
SL                                07/25/96             3,600                  47.2500
SL                                07/25/96             1,000                  47.0000
SL                                07/25/96             2,400                  46.1250
BY                                07/25/96               200                  47.0000
SL                                07/25/96             2,300                  46.1250
BY                                07/25/96               100                  47.0000
BY                                07/25/96               100                  47.0000
BY                                07/25/96               200                  47.0000
BY                                07/25/96               100                  47.0000
BY                                07/25/96               300                  47.0000
BY                                07/25/96               200                  47.0000
BY                                07/25/96               100                  47.0000
BY                                07/25/96               100                  47.0000
BY                                07/25/96               200                  47.0000
BY                                07/25/96               600                  47.0000
BY                                07/25/96               100                  47.0000
SL                                07/26/96             4,000                  24.8750
SL                                07/26/96             2,500                  25.0000
SL                                07/26/96             6,500                  24.7500
SL                                07/26/96             6,000                  25.2500
SL                                07/26/96             2,500                  24.6250
SL                                07/26/96             2,000                  25.0000
SL                                07/26/96             3,000                  24.3750
BY                                07/26/96             1,000                  25.1250
BY                                07/26/96             1,000                  25.2500
SL                                07/26/96             5,000                  24.2500
SL                                07/26/96             5,000                  25.3750
SL                                07/26/96             2,000                  24.5000
SL                                07/26/96            12,500                  25.5000
SL                                07/26/96             2,500                  25.7500
SL                                07/26/96             5,000                  25.6250
SP                                07/26/96             1,600                   0.0000
SP                                07/26/96            49,400                   0.0000
SP                                07/26/96             1,400                   0.0000
SP                                07/26/96             5,300                   0.0000
SP                                07/26/96             1,400                   0.0000
SP                                07/26/96               500                   0.0000
SP                                07/26/96             4,300                   0.0000
SP                                07/26/96            10,200                   0.0000
SP                                07/26/96             1,100                   0.0000
SP                                07/26/96               800                   0.0000
SP                                07/26/96             1,000                   0.0000
SP                                07/26/96             1,600                   0.0000
SP                                07/26/96            23,900                   0.0000
SP                                07/26/96               700                   0.0000
SP                                07/26/96             3,000                   0.0000
SP                                07/26/96               700                   0.0000
SP                                07/26/96             4,600                   0.0000
SP                                07/26/96            14,600                   0.0000
SP                                07/26/96             9,100                   0.0000
SP                                07/26/96             2,000                   0.0000
SP                                07/26/96            16,800                   0.0000
SP                                07/26/96             6,800                   0.0000
SP                                07/26/96             4,900                   0.0000
SP                                07/26/96             1,300                   0.0000
SP                                07/26/96             1,700                   0.0000
SP                                07/26/96             5,000                   0.0000
SP                                07/26/96             1,500                   0.0000
SP                                07/26/96             2,400                   0.0000
SP                                07/26/96             7,100                   0.0000
SP                                07/26/96             1,400                   0.0000
SP                                07/26/96            10,600                   0.0000
SP                                07/26/96             1,600                   0.0000
SP                                07/26/96             1,800                   0.0000
SP                                07/26/96            24,900                   0.0000
SP                                07/26/96            38,400                   0.0000
SP                                07/26/96             2,900                   0.0000
SP                                07/26/96               800                   0.0000
SP                                07/26/96             1,400                   0.0000
SP                                07/26/96             3,000                   0.0000
SP                                07/26/96             6,700                   0.0000
SP                                07/26/96             2,000                   0.0000
SP                                07/26/96               300                   0.0000
SP                                07/26/96               613                   0.0000
SP                                07/26/96               613                   0.0000
SP                                07/26/96               613                   0.0000
SP                                07/26/96            13,504                   0.0000
SP                                07/26/96            13,504                   0.0000
SP                                07/26/96            29,200                   0.0000
SP                                07/26/96               300                   0.0000
SP                                07/26/96               200                   0.0000
SP                                07/26/96             1,000                   0.0000
SP                                07/26/96             4,400                   0.0000
SP                                07/26/96               500                   0.0000
SP                                07/26/96             1,200                   0.0000
SP                                07/26/96               800                   0.0000
SP                                07/26/96               300                   0.0000
SP                                07/26/96               200                   0.0000
SP                                07/26/96             1,400                   0.0000
SP                                07/26/96             8,300                   0.0000
SP                                07/26/96            11,100                   0.0000
SP                                07/26/96             3,500                   0.0000
SP                                07/26/96            11,800                   0.0000
SP                                07/26/96             1,700                   0.0000
SP                                07/26/96             3,500                   0.0000
SP                                07/26/96             1,100                   0.0000
SP                                07/26/96             1,500                   0.0000
SP                                07/26/96             1,000                   0.0000
SP                                07/26/96             6,100                   0.0000
SP                                07/26/96             3,100                   0.0000
SP                                07/26/96               200                   0.0000
SP                                07/26/96               600                   0.0000
SP                                07/26/96             3,300                   0.0000
SP                                07/26/96               400                   0.0000
SP                                07/26/96            17,300                   0.0000
SP                                07/26/96               200                   0.0000
SP                                07/26/96             6,700                   0.0000
SP                                07/26/96             1,200                   0.0000
SP                                07/26/96             2,300                   0.0000
SP                                07/26/96             7,400                   0.0000
SP                                07/26/96               200                   0.0000
SP                                07/26/96               500                   0.0000
SP                                07/26/96               700                   0.0000
SP                                07/26/96               600                   0.0000
SP                                07/26/96             2,600                   0.0000
SP                                07/26/96               200                   0.0000
SP                                07/26/96             2,300                   0.0000
SP                                07/26/96             4,400                   0.0000
SP                                07/26/96             1,000                   0.0000
SP                                07/26/96               200                   0.0000
SP                                07/26/96               200                   0.0000
SP                                07/26/96             1,400                   0.0000
SP                                07/26/96             5,800                   0.0000
SP                                07/26/96               300                   0.0000
SP                                07/26/96             2,500                   0.0000
SP                                07/26/96           135,900                   0.0000
SP                                07/26/96             3,000                   0.0000
SP                                07/26/96             5,500                   0.0000
SP                                07/26/96             3,000                   0.0000
SP                                07/26/96            10,600                   0.0000
SP                                07/26/96             2,900                   0.0000
SP                                07/26/96             2,700                   0.0000
SP                                07/26/96             2,500                   0.0000
SP                                07/26/96             3,100                   0.0000
SP                                07/26/96             9,400                   0.0000
SP                                07/26/96            18,200                   0.0000
SP                                07/26/96             7,000                   0.0000
SP                                07/26/96             2,300                   0.0000
SP                                07/26/96             2,600                   0.0000
SP                                07/26/96             3,500                   0.0000
SP                                07/26/96             2,500                   0.0000
SP                                07/26/96             3,800                   0.0000
SP                                07/26/96            21,300                   0.0000
SP                                07/26/96             4,000                   0.0000
SP                                07/26/96             1,000                   0.0000
SP                                07/26/96             2,200                   0.0000
SP                                07/26/96             1,200                   0.0000
SP                                07/26/96               300                   0.0000
SP                                07/26/96             4,000                   0.0000
SP                                07/26/96             1,900                   0.0000
SP                                07/26/96               800                   0.0000
SP                                07/26/96             4,200                   0.0000
SP                                07/26/96               500                   0.0000
SP                                07/26/96               300                   0.0000
SP                                07/26/96             6,100                   0.0000
SP                                07/26/96             1,800                   0.0000
SP                                07/26/96             5,100                   0.0000
SP                                07/26/96             4,000                   0.0000
SP                                07/26/96             1,700                   0.0000
SP                                07/26/96             2,200                   0.0000
SP                                07/26/96             1,400                   0.0000
SP                                07/26/96             5,400                   0.0000
SP                                07/26/96             3,000                   0.0000
SP                                07/26/96             1,600                   0.0000
BY                                07/29/96             1,000                  24.6250
BY                                07/29/96             2,000                  24.7500
BY                                07/29/96             1,000                  24.5000
SL                                07/29/96             2,000                  25.2500
BY                                07/29/96             7,600                  24.3125
BY                                07/29/96             1,000                  24.3750
BY                                07/29/96               500                  24.2500
BY                                07/30/96             1,200                  24.2500
BY                                07/30/96               500                  24.3125
BY                                07/30/96               600                  24.5000
SL                                07/31/96             1,000                  25.7500
SL                                07/31/96             1,000                  25.7500
BY                                07/31/96             2,000                  24.7500
SL CANCEL                         07/31/96             1,000                  25.7500
BY                                07/31/96               100                  25.0000
SL                                08/01/96             1,400                  25.3750
BY                                08/01/96             1,200                  25.3750
BY                                08/02/96             1,100                  25.1250
BY                                08/02/96             1,100                  25.1250
SL                                08/02/96               200                  24.8750
BY                                08/05/96               200                  25.3750
BY                                08/07/96            22,800                  24.6250
BY                                08/07/96               200                  24.5000
SL                                08/13/96             2,000                  26.0000
SL                                08/13/96            14,500                  26.0000
SL                                08/13/96             1,000                  25.9688
SL                                08/13/96            12,000                  26.1250
SL                                08/13/96             2,200                  26.1875
SL                                08/13/96               500                  25.9375
SL                                08/13/96             3,900                  25.8750
BY                                08/13/96             1,500                  26.0625
BY                                08/13/96             2,000                  23.7500
SL                                08/13/96             4,000                  25.7500
SL                                08/13/96             4,000                  25.8125
SL                                08/13/96             7,300                  26.2500
SL                                08/13/96             1,000                  25.9375
SL                                08/13/96             1,000                  26.3750
SL                                08/13/96             5,500                  26.7500
SL                                08/13/96             4,000                  26.6875
SL                                08/13/96             3,000                  26.6250
SL                                08/13/96             1,000                  26.5000
SL                                08/14/96               700                  25.6250
SL                                08/14/96             5,000                  25.6250
SL                                08/14/96               300                  25.6875
BY CANCEL                         08/14/96             1,400                  26.5000
BY                                08/14/96             1,400                  26.5000
BY                                08/14/96             1,400                  26.5000
SL                                08/14/96               300                  26.0000
BY                                08/14/96               200                  26.0000
SL                                08/14/96               100                  26.0000
BY                                08/14/96               400                  26.0000
SL                                08/14/96               200                  26.0000
BY                                08/15/96             1,200                  25.5000
BY                                08/15/96               200                  25.8750
BY                                08/21/96               500                  24.7500
BY                                08/21/96             2,500                  25.0000
BY                                08/22/96             2,100                  25.8100

                      Warrants Purchased and Sold

Transaction                      Trade Date            Shares               Unit Price
- -----------                      ----------            ------               ----------
BY                                 06/10/96             3,000                   21.000
SL                                 07/13/96               500                  16.2500
BY                                 07/18/96             1,000                  16.5000
BY                                 08/13/96               800                  15.8750
BY                                 08/13/96             1,000                  16.0000
BY                                 08/13/96             1,000                  17.7500
SL                                 08/13/96             2,000                  16.5000
SL                                 08/13/96             2,000                  16.7500
BY                                 08/22/96             2,000                  15.7500
BY                                 08/22/96             2,000                  16.0000
BY                                 08/22/96             3,000                  16.2500



BY:  Purchase
SL:  Sale
SI:  Transfer from Client
SP:  Received in Stock Split